AZURE PRINTED HOMES, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024
AND
DECEMBER 31, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(AUDITED)



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Azure Printed Homes, Inc.
Gardena, California

Opinion

We have audited the consolidated financial statements of Azure Printed Homes, Inc., which comprise the consolidated balance sheets as of December 31, 2024, and December 31, 2023, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Azure Printed Homes, Inc. as of December 31, 2024, and December 31, 2023, and the result of its consolidated operations and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are required to be independent of Azure Printed Homes, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Azure Printed Homes, Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Azure Printed Homes, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Azure Printed Homes, Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 28, 2025
Los Angeles, California

AZURE PRINTED HOMES INC.
CONSOLIDATED BALANCE SHEET
(AUDITED)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 792,625	$ 385,537
Inventory	238,404	87,057
Note Receivable	198,745	-
Acccounts Receivable, net	-	86,638
Other Current Assets	216,407	88,516
Total Current Assets	**1,446,181**	**647,748**
Property and equipment, net	3,706,084	1,700,017
Intangibles, net	180,212	36,636
Right of Use Asset	685,525	-
Total Assets	**$ 6,018,002**	**$ 2,384,402**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 227,922	$ 76,302
Current Portion of Loans	97,716	82,224
Current portion of Lease Liability	293,290	-
Deferred Revenue	68,151	-
Other Current Liabilities	133,561	1,430
Total Current Liabilities	**820,640**	**159,957**
Simple Agreements for Future Equity	5,838,008	4,360,066
Loans	2,452,895	614,601
Lease Liability	373,077	-
Total Liabilities	**9,484,620**	**5,134,623**
STOCKHOLDERS EQUITY		
Common Stock	2,020	2,020
Additional Paid In Capital	89,309	13,977
Accumulated Deficit	(3,557,947)	(2,766,219)
Total Stockholders' Equity	**(3,466,618)**	**(2,750,222)**
Total Liabilities and Stockholders' Equity	**$ 6,018,002**	**$ 2,384,402**

See accompanying notes to financial statements.

AZURE PRINTED HOMES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(AUDITED)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 5,115,340	$ 4,278,762
Cost of Goods Sold	2,901,490	1,646,333
Gross profit	**2,213,850**	**2,632,429**
Operating expenses		
General and Administrative	2,128,186	2,847,956
Sales and Marketing	231,348	73,183
Total operating expenses	**2,359,534**	**2,921,138**
Net Operating Loss	**(145,684)**	**(288,709)**
Interest Expense	(260,799)	(320,399)
Other Income/(Loss)	(385,244)	(590,934)
Loss before provision for income taxes	**(791,727)**	**(1,200,042)**
Provision/(Benefit) for income taxes	-	-
Net Loss	**$ (791,727)**	**$ (1,200,042)**

See accompanying notes to financial statements.

AZURE PRINTED HOMES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(AUDITED)

| (in , $US) | Common Stock | | Preferred Stock | | Additional Paid-In | Accumulated | Total Shareholder |
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance—December 31, 2022	2,020,000	$ 2,020	-	$ -	$ 18,052	$ (1,566,177)	$ (1,546,104)
Share based compensation expense	-	-	-	-	(4,076)	-	(4,076)
Net Loss	-	-	-	-	-	(1,200,042)	(1,200,042)
Balance—December 31, 2023	2,020,000	$ 2,020	-	$ -	$ 13,977	$ (2,766,219)	$ (2,750,222)
Share based compensation expense	-	-	-	-	75,331	-	75,331
Net Loss	-	-	-	-	-	(791,727)	(791,727)
Balance—December 31, 2024	2,020,000	$ 2,020	-	$ -	$ 89,308	$ (3,557,946)	$ (3,466,618)

See accompanying notes to financial statements.

AZURE PRINTED HOMES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(AUDITED)

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(791,727)	$	(1,200,042)
Adjustments to reconcile net loss to net cash provided/(used) by operating activities:				
Fair value adjustment - SAFEs		109,539		262,047
Share based compensation expense		75,332		(4,076)
Amortization expense		35,902		7,415
Depreciation expense		587,360		228,639
Changes in operating assets and liabilities:				
Accounts Receivable		86,638		25,811
Other Current Assets		(127,891)		(38,124)
Accounts Payable		151,620		21,289
Deferred Revenue		68,151		-
Inventory		(151,347)		(87,057)
Other Current Liabilities		132,131		(6,762)
Net cash provided/(used) by operating activities		**175,707**		**(790,860)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(2,612,585)		(1,626,342)
Purchases of Intangible Assets		(179,478)		(22,550)
Net cash used in investing activities		**(2,792,063)**		**(1,648,892)**
CASH FLOW FROM FINANCING ACTIVITIES				
Loans, borrowings		1,853,786		(378,507)
SAFE investments		1,368,403		3,144,570
Note Receivable		(198,745)		-
Net cash provided by financing activities		**3,023,444**		**2,766,063**
Change in Cash		**407,087**		**326,312**
Cash—beginning of year		385,537		59,225
Cash—end of year	**$**	**792,625**	**$**	**385,537**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	(260,799)	$	(320,399)

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Azure Printed Homes Inc. was incorporated on March 28, 2022, in the state of Delaware. The consolidated financial statements of Azure Printed Homes Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Culver City, California. Azure Printed Homes, Inc. owns 100% shares of Azure Construction, Inc.

Azure Construction Inc. was incorporated on August 19, 2019, in the state of California. It is a construction company primarily building new residential homes, remodeling existing homes, adding Accessory Dwelling Units (ADUs), and building backyard studios in Los Angeles, Ventura, and Riverside Counties.

Azure Printed Homes Inc. 3D-prints homes, ADUs and backyard studios with a material consisting primarily of recycled polymers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using the weighted average cost method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years
Leasehold Improvements	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level at which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors, including but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as five years.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized over time as the work on contracts with customers progresses towards completion using an output method. Under the output method, progress is measured based on achievement of specific milestones or events under contract. Milestones may include the completion of certain project phases, the delivery of key deliverables, or the attainment of specified performance metrics. Revenue recognized to date is calculated based on the achievement of these specific milestones.

The Company earns revenues from construction services provided.

Cost of sales

Costs of goods sold include the cost of labour, raw materials and ingredients, commissions, distribution services, federal excise tax, freight, delivery, packing materials, production payroll, and overhead.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $231,348 and $73,183, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 28, 2025, which is the date the financial statements were available to be issued.

3.   INVENTORY

Inventories consist of the following items:

As of Year Ended December 31,	2024	2023
Raw Materials	238,404	87,057
Total Inventory	**$ 238,404**	**$ 87,057**

4.   NOTE RECEIVABLES

The details of the Company's note receivables and the terms are as follows:

					For the Year Ended December 2024					For the Year Ended December 2023				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Income	Accrued Interest	Current Portion	Current Portion	Indebtedn ess	Interest Expense	Accrued Interest	Current Portion	Current Portion	Indebtedn ess
Note Receivable - Constellation	198,745	6.00%	12.31.2024	12.31.2025	-	-	$198,745		$ $198,745	-	-	-	-	-
Total					-	-	$198,745	$-	$198,745	-	-	-	-	-

5.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets consist of the following items:

As of Year Ended December 31,	2024	2023
Prepaid Expenses	153,438	-
Deposits	62,969	88,516
Total Other Current Assets	**$ 216,407**	**$ 88,516**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2024	2023
Accrued expenses	133,561	1,430
Total Other Current Liabilities	**$ 133,561**	**$ 1,430**

6. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consist of:

As of Year Ended December 31,	2024	2023
Equipment	$ 4,297,439	$ 1,840,452
Leasehold Improvements	252,352	115,911
Fixed assets, at Cost	**4,549,791**	**1,956,363**
Accumulated depreciation	(843,707)	(256,347)
Fixed assets, Net	**$ 3,706,084**	**$ 1,700,017**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and 2023 were in the amount of $587,360 and $228,639, respectively.

7. INTANGIBLE ASSETS

As of December 31, 2024, and December 31, 2023, intangible asset consists of:

As of Year Ended December 31,	2024	2023
Research&Development	$ 227,829	$ -
Patents&Trademarks	94,560	48,352
Intangible assets, at cost	**227,829**	**48,352**
Accumulated amortization	(47,617)	(11,715)
Intangible assets, Net	**$ 180,212**	**$ 36,636**

Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2024, and 2023 were in the amount of $35,902 and $7,415, respectively.

The following table summarises the estimated amortization expense relating to the Company's intangible assets as of December 31, 2024:

Period	Amortization Expense
2025	$ 42,333
2026	42,333
2027	42,333
2028	42,333
Thereafter	10,880
Total	**$ 180,212**

8.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a $0.001 par value. As of December 31, 2024, and December 31, 2023, 2,020,000 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Stock with a $0.001 par value. As of December 31, 2024, and December 31, 2023, 0 shares of Preferred Stock have been issued and are outstanding.

9.   SHARE-BASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 300,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant, and generally has a term of four years. The amounts granted each calendar year to an employee or nonemployee are limited, depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2024
Expected life (years)	5.00
Risk-free interest rate	4.53%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**50,000**	**$ 2.07**	**9.02**
Granted	10,000	-	
Exercised	-	-	
Expired/Cancelled	(40,000)	-	
Outstanding at December 31, 2023	**20,000**	**$ 1.93**	**6.03**
Exercisable Options at December 31, 2023	**20,000**	**$ 1.93**	**6.03**
Granted	130,000	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2024	**150,000**	**$ 2.54**	**4.23**
Exercisable Options at December 31, 2024	**150,000**	**$ 2.54**	**4.23**

Stock option expenses for the year ended December 31, 2024, and December 31, 2023, were $75,331 and $(4,076), respectively.

10. LEASES

The Company has three operating leases for business premises. The Company's leases have terms maturing through 2027. Monthly payment is $28,000 and contains escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The remaining lease term for operating leases as of December 31, 2024, is 2.17 years.

The discount rate for operating leases as of December 31, 2024, is 8%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

2025	$336,000
2026	336,000
2027	56,000
Total undiscounted lease payments	728,000
Less: Present value discount	(61,633)
Total lease liability	**$666,367**

11. DEBT

Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2024			For the Year Ended December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Colorado Housing and Finance-	3,895,000	1.50%	30/09/2024	01/10/2034	$ -	$ 1,904,291	$ 1,904,291	$ -	$ -	$ -
Ford Motor	66,252	3.90%	26/08/2024	26/08/2029	15,492	47,522	63,014	-	-	-
ENGS Loans	216,994	7.31%	4.19.2022	4.19.2027	60,648	75,135	135,783	60,648	121,295	181,943
Envision Loan	38,997	15.00%	08/03/2022	08/03/2027	5,840	21,278	27,118	5,840	24,073	29,913
SBA EDIL	504,315	3.75%	5.23.2020	5.23.2050	15,737	469,233	484,970	15,737	469,233	484,970
Debt Issuance Cost	-	0.00%	0	00/01/1900	-	(64,565)	(64,565)	-	-	-
Total					**$ 97,716**	**$ 2,452,895**	**$ 2,550,611**	**$ 82,224**	**$ 614,601**	**$ 696,825**

The summary of the future maturities is as follows:

As of Year Ended December 31,	2024
2025	$ 97,716
2026	109,632
2027	109,632
2028	109,632
2029	109,632
Thereafter	2,014,367
Total	**$ 2,550,611**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
Simple Agreements for Future Equity	Borrowing Period	Valuation Cap	Principal Amount	Discount	2024	2023
SAFE - 2021	2022	$ 24,000,000	$ 758,806	10%	$ 758,806	$ 758,806
SAFE - 2022	2022	28,000,000	121,300	10%	121,300	121,300
SAFE - 2023	2023	12,000,000	2,865,495	10%	2,865,495	2,865,495
SAFE - 2023	2023	32,000,000	279,075	10%	279,075	279,075
SAFE - 2024	2024	32,000,000	1,332,403	10%	1,332,403	-
2024 SAFE - 40M CAP	2024	40,000,000	36,000	10%	36,000	-
Fair Value in Excess of Stated Value of Derivative Instrument					$ 444,929	$ 335,390
Total SAFE(s)			**$5,393,079**		**$ 5,838,008**	**$ 4,360,066**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire upon either the issuance of stock to the investor pursuant to the above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

12. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (781,457)	$ (442,445)
Valuation Allowance	781,457	442,445
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (1,005,120)	$ (781,457)
Valuation Allowance	1,005,120	781,457
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had net operating loss ("NOL") carryforwards of approximately $3,557,946. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

13. RELATED PARTY

There are no other related party transactions as of December 31, 2024, and 2023.

14. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

15. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through April 28, 2025, the date the financial statements were available to be issued.

On January 7, 2025, the Board of Directors approved several significant corporate actions impacting the Company's capital structure:

Amendment to the Certificate of Incorporation

A 6-for-1 stock split of the Company's outstanding shares of Class A Common Stock was approved. The number of authorized shares of Class A Common Stock was increased from 10,000,000 shares to 15,000,000 shares. As a result of the stock split, the outstanding 2,020,000 shares of Class A Common Stock will be converted into approximately 12,120,000 shares.

Creation of New Share Classes

Authorization of 5,000,000 shares of Class B Non-Voting Common Stock to be used in connection with a new crowdfunding offering and the conversion of existing Simple Agreements for Future Equity ("SAFEs"). Authorization of 5,000,000 shares of Preferred Stock to be available for issuance in future fundraising activities.

Amendment to the 2022 Employee Equity Incentive Plan

An increase in the number of authorized shares under the Plan from 300,000 shares to 1,800,000 shares, reflecting adjustments for the stock split and to provide additional equity incentives to employees.

The Company signed two contracts with DignityMoves to provide 60 units to San Luis Obispo County before the end of 2025 in the combined amount of $4,593,583.65.

On January 30, 2025, Azure Printed Homes Inc. launched an equity crowdfunding campaign through DealMaker Securities under Regulation Crowdfunding (Reg CF). The offering seeks to raise up to $4,200,005 at a price per share of $6.25, reflecting a pre-money valuation of $75,750,000. As of April 28, 2024, total investor commitments under the campaign amounted to approximately $173,476.

There have been no other events or transactions during this time which would have a material effect on these financial statements.